Filed Pursuant to Rule 424(b)(3)
Registration No. 333-83863

Prospectus Supplement to Prospectus dated August 9, 1999

Boston Properties, Inc.

815,409 Shares of Common Stock

Unless the context otherwise requires, all references to “we,” “us” or “our company” in this prospectus supplement refer collectively to Boston Properties, Inc., a Delaware corporation, and its subsidiaries, including Boston Properties Limited Partnership, a Delaware limited partnership, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

This prospectus supplement updates the prospectus dated August 9, 1999, as amended by the prospectus supplements dated July 31, 2001, August 16, 2002, May 8, 2003, June 6, 2006 and November 26, 2007 relating to the offer for sale of up to an aggregate of 815,409 shares of common stock of Boston Properties, Inc. by the selling stockholders identified in the prospectus, and the prospectus supplements, and any of their pledgees, donees, transferees or other successors in interest. The selling stockholders may only offer the common stock for sale if they exercise their rights to tender their common units for cash, and we exercise our right to issue common stock to them instead of cash.

We are providing this prospectus supplement to update the table under the caption “The Selling Stockholder,” in the prospectus dated August 9, 1999, as amended by the prospectus supplements dated July 31, 2001, August 16, 2002, May 8, 2003, June 6, 2006 and November 26, 2007. The following updated information is based upon information provided to us by the selling stockholder and is accurate to the best of our knowledge as of March 4, 2009. Unless we indicate otherwise, the information in this prospectus supplement is as of March 4, 2009.

Stockholder	Boston Properties Common Stock Beneficially Held (1)	Boston Properties Limited Partnership Units Beneficially Held (2)	Boston Properties Common Stock Offered (3)	Boston Properties Common Stock and Boston Properties Limited Partnership Units Beneficially Held after Offering (4)
Estate of Harold F. Baker	600	3,499	3,499	600

(1)	Does not include common stock that may be issued upon exchange of common units beneficially held as of March 4, 2009.
(2)	All units listed in this column may be exchanged, under circumstances set forth in the partnership agreement of Boston Properties Limited Partnership, for an equal number of shares of common stock. All information is as of March 4, 2009.
(3)	These shares of common stock represent the common stock that the selling stockholder may acquire, or has acquired, upon presentation of common units for redemption. Such redemption may occur at any time.
(4)	Assumes that all shares of common stock offered by this prospectus will be sold by the selling stockholder. The percentage of our common stock that will be held by the selling stockholder (assuming all remaining units held by such person are presented for redemption and are exchanged for common stock) after completion of this offering will be less than one percent (1%). The total number of shares of common stock outstanding used in calculating such percentage (i) is based on the total number of shares of common stock outstanding as of March 4, 2009 (121,265,984 shares) and (ii) assumes that none of the remaining units held by other persons are exchanged for common stock.

This prospectus supplement is not complete without the prospectus dated August 9, 1999, as amended by the prospectus supplements dated July 31, 2001, August 16, 2002, May 8, 2003, June 6, 2006 and November 26, 2007, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus and these prior prospectus supplements.

The date of this prospectus supplement is March 19, 2009.